UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 0-23605
SouthEast Bancshares, Inc.

(Exact name of registrant as specified in its charter)
1878 S. CONGRESS PARKWAY
ATHENS, TENNESSEE 37303
(423) 745-6444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 243
     Pursuant to the requirements of the Securities Exchange Act of 1934, SouthEast Bancshares, Inc., a Tennessee corporation, by the undersigned duly authorized person.
Dated: November 5, 2007

SouthEast Bancshares, Inc.
By:	/s/ F. Stephen Miller
	Name:	F. Stephen Miller
	Title:	Chairman and Chief Executive Officer